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                              August 23, 2022

       Andrew Williamson
       Chief Financial Officer
       Epsilon Energy Ltd.
       16945 Northchase Drive
       Suite 1610
       Houston, TX 77060

                                                        Re: Epsilon Energy Ltd.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 24,
2022
                                                            File No. 001-38770

       Dear Mr. Williamson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Business
       Properties, page 6

   1. We note your disclosure of gross and net productive wells is not provided separately by oil and gas wells.
Please revise your filing as necessary to comply with the requirements in Item 1208(a) of
Regulation S-K.
       Oil and Natural Gas Production and Revenues and Gathering System Revenues, page 7

   2. We note your disclosure of annual production volumes and average sales prices appears to aggregate oil with
natural gas liquids into a single combined figure.

                                                        Please revise your
presentation to provide separate disclosure by final product sold to comply with Item
1204(a) of Regulation S-K.
 Andrew Williamson
FirstName LastNameAndrew   Williamson
Epsilon Energy Ltd.
Comapany
August 23, NameEpsilon
           2022        Energy Ltd.
August
Page 2 23, 2022 Page 2
FirstName LastName
3. Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field that contains 15% or more of your total proved reserves.
         Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.
Internal Controls Over Reserves Estimation Process..., page 8

4. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates.

         Refer to the disclosure requirements in Item 1202(a)(6) of Regulation S-K.
Proved Reserves, page 8

5. We note that your discussion of the changes in proved undeveloped reserves appears to be limited to the net quantities converted to proved developed reserves.

         Please expand your disclosure to separately identify and quantify all material factors underlying the overall change in net quantities, as may include conversions, extensions and discoveries, divestitures and acquisitions, improved recovery, and revisions to the previous estimates, so that the overall change in net reserve quantities between periods is fully reconciled and explained to comply with Item 1203(b) of Regulation S-K.

         If two or more unrelated factors, including offsetting factors, contribute to the overall change, please separately identify and quantify the change attributable to each factor. For example, disclosures of revisions in previous estimates should address changes in commodity prices, costs, property interest adjustments, well performance, type well forecasts, unsuccessful or uneconomic proved undeveloped locations, and the removal of proved undeveloped locations due to changes in a previously adopted development plan.

         Please similarly revise your disclosures on page 71, regarding changes in the net quantities of total proved reserves due to revisions of previous estimates, to comply with FASB ASC 932-235-50-5.
6. Your disclosure of capital expenditures associated with converting year-end 2020 proved undeveloped reserves during 2021 appears to be limited to costs spent in Pennsylvania.
         Please expand your disclosure to similarly quantify the capital expenditures spent in
         Oklahoma. Alternatively, you may disclose total capital expenditures incurred during the year to convert proved undeveloped reserves to developed reserves.

         Refer to the disclosure requirements in Item 1203(c) of Regulation
S-K.
7. Please expand the disclosure of your drilling activity to include the numbers of productive and dry development wells drilled during fiscal 2020 and to specify the number of dry development wells drilled during fiscal 2021, or to clarify if there were none.

         Refer to the disclosure requirements in Item 1205(a) of Regulation
S-K.
 Andrew Williamson
FirstName LastNameAndrew   Williamson
Epsilon Energy Ltd.
Comapany
August 23, NameEpsilon
           2022        Energy Ltd.
August
Page 3 23, 2022 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

8. We note that you provide risk factor disclosures on page 25 concerning the importance of obtaining new supplies of natural gas in order to maintain throughput in the gathering system and compression facility, as production from existing wells naturally declines.

         You indicate that if utilization rates decline, the cost-of-service model that applies until
         2026 could result in a non-competitive gathering rate, having the effect of further reducing throughput and causing utilization of the gathering system to become uneconomic. We understand that the gathering rates are reset annually, based on historical and forecast throughput, revenue, operating expenses and capital expenditures.

         We also note that you provide property related disclosure on page 8, explaining that the compression facility has a design capacity of 330 MMcf per day, and that natural gas quantities delivered over the gathering system during 2021 and 2020 were 173 MMcf per day and 190 MMcf per day, respectively, indicating utilization of the system had declined to about 52% during 2021 from about 58% during 2020.

         As you previously reported that quantities delivered during 2019 and 2018 were 241
         MMcf per day and 274 MMcf per day, respectively, utilization during 2020 appears to have also represented a decline from about 73% during 2019, and a decline from about
         83% in 2018, exhibiting a four-year downward trend in utilization.

         Please expand your disclosures in MD&A to address utilization and the reasonably likely effects of changes in utilization of the gathering system on your liquidity and results of operations to comply with Item 303(b)(1)(i) and Item 303(b)(2)(ii) of Regulation S-K.

         In conjunction with the foregoing, please address the following points.

                Explain how present utilization compares to the levels at which the system may become uneconomic based on the current economic environment and your expectations, and disclose the timeframe when this may occur based on your expectations or the trend established over the last four years.

                Explain how your expectation for throughput in future periods compares to the trend exhibited by volumes delivered through the system during the last four years, and if your outlook differs disclose your rationale, assumptions, and related plans.

                Indicate the extent to which the system throughput and utilization levels disclosed are based on production from your properties, as opposed to production attributed to other parties or production that you have acquired, and describe your expectations for any material change in your proportionate volumes.
 Andrew Williamson
Epsilon Energy Ltd.
August 23, 2022
Page 4
                Disclose the gathering rates for each period and indicate the extent to which changes in the rates are attributed to differences between actual throughput and actual results, compared to the corresponding inputs previously forecasted, as opposed to changes in forecasted figures for the remaining future periods.

                Identify any alternative means of sustaining production from your properties in the event that the gathering system becomes uneconomic.
Supplemental Information to Consolidated Financial Statements (Unaudited) Net Proved Reserve Summary, page 71

9. We note that the production figures shown in the reserves reconciliation for the year ended December 31, 2020 appear to be inconsistent with the comparable production information provided elsewhere in your filing.

         For example, disclosure on page 7 indicates natural gas and oil/natural gas liquids production during 2020 of 11,204 MMcf and 14.9 MBbl, while disclosure on page 71 indicates production during 2020 of 11,252 MMcf for natural gas, 0 MBbls for natural gas liquids, and 7 MBbls for oil. We also note that the production volumes used in the reserves reconciliation for the year ended December 31, 2021 on page 71 appear as a positive value with the illogical effect of increasing reserves for the year.

         Please submit the revisions that you propose to address these concerns, including a summary of all corrections required for each period, and an explanation of effects on other line items requiring adjustment to properly reconcile the overall change in reserves.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact
Sandra Wall, Petroleum Engineer, at (202) 551-4727, or John Hodgin, Petroleum Engineer, at
(202) 551-3699, with questions regarding comments on engineering matters. Please contact Karl
Hiller, Branch Chief, at (202) 551-3686, with any other questions.



FirstName LastNameAndrew Williamson                             Sincerely,
Comapany NameEpsilon Energy Ltd.
                                                                Division of
Corporation Finance
August 23, 2022 Page 4                                          Office of
Energy & Transportation
FirstName LastName